0309911.01

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)*

                              UMB FINANCIAL CORPORATION
                                  (Name of Issuer)

                       Common Stock, Par Value $1.00 Per Share
                           (Title of Class of Securities)


                                     902 788 108
                                   (CUSIP Number)


* This statement constitutes Amendment No. 6 to the Schedule 13G, as last amended February 14, 1999, previously filed by UMB Bank, n.a. (formerly United Missouri Bank, n.a.) ("UMB"), UMB's parent, UMB Financial Corporation (formerly United Missouri Bancshares, Inc.) the UMB Financial Corporation Employee Stock Ownership Plan (the "UMBFC ESOP"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of UMB Financial Corporation, a Missouri corporation (the "Issuer").

                                 Page 1 of 13 Pages

CUSIP NO. 902 788 108     SCHEDULE 13G     Page 2 of 13 Pages

1.   Name of Reporting Person

         S.S. or I.R.S. Identification No. of above person:

         UMB BANK, n.a. ("UMB")

2.   Check the  Appropriate  box if a member of a group (a) [ ]
                                                        (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 347,215. UMB disclaims beneficial ownership of these shares.

6. Shared Voting Power: 851,561. UMB disclaims beneficial ownership of these shares.

7. Sole Dispositive Power: 347,215. UMB disclaims beneficial ownership of these shares.

8. Shared Dispositive Power: 2,738,093. UMB disclaims beneficial ownership of these shares which include 1,886,532 shares held as trustee of the Employee Stock Ownership Plan (the "UMBFC ESOP"), for employees of UMB Financial Corporation.

9. Aggregate Amount Beneficially Owned by UMB: 3,085,308. Beneficial ownership is disclaimed as to all of these shares.

10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 3,848,411 shares of the Issuer's Common Stock held by UMB in agency accounts that may be voted only upon instructions from the beneficial owners or held by UMB in trusts and estates and may be voted only upon the instructions of persons having voting control.

11.  Percent of Class Represented by Amount in Row 9: 14.24%

12.  Type of Reporting Person: BK

CUSIP NO. 902 788 108     SCHEDULE 13G     Page 3 of 13 Pages

1.   Name of Reporting Person

         S.S. or I.R.S. Identification No. of above person:

         UMB FINANCIAL CORPORATION ("UMBFC")

2.   Check the Appropriate box if a member of a group (a) [ ]
                                                      (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Missouri

Number of Shares Beneficially owned by UMBFC With:

5.   Sole Voting Power: -0-

6.   Shared Voting Power: -0-

7.   Sole Dispositive Power: -0-

8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by UMBFC: -0-

10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 6,933,719 shares of the Issuer's Common Stock held by a subsidiary in various capacities as to which UMBFC has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9: -0-

12.  Type of Reporting Person: HC

CUSIP NO. 902 788 108     SCHEDULE 13G     Page 4 of 13 Pages

1.   Name of Reporting Person

         S.S. or I.R.S. Identification No. of above person:

         UMB FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN ("UMBFC ESOP")

2.   Check the Appropriate box if a member of a group (a) [ ]
                                                      (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Missouri

Number of Shares Beneficially owned by UMBFC ESOP With:

5.   Sole Voting Power: -0-

6.   Shared Voting Power: -0-

7.   Sole Dispositive Power: -0-

8. Shared Dispositive Power: 1,886,532. Beneficial ownership is disclaimed as to all of these shares held on behalf of the UMBFC ESOP participants.

9. Aggregate Amount Beneficially Owned by UMBFC ESOP: 1,886,532. Beneficial ownership is disclaimed as to all of these shares held on behalf of the UMBFC ESOP participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row 9: 8.71%

12.  Type of Reporting Person: EP

CUSIP NO. 902 788 108                                     Page 5 of 13 Pages

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

Item 1(a)  Name of Issuer:

         UMB Financial Corporation, a Missouri corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

         1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(a)  Names of Persons Filing:

          (i)  UMB Bank, n.a. ("UMB")

          (ii) UMB Financial Corporation ("UMBFC")

          (iii)UMB Financial Corporation Employee Stock Ownership Plan ("UMBFC ESOP")

Item 2(b) Address of Principal Business or, if none, Residence:

         Both UMB and UMBFC maintain their principal executive offices at, and the address for the UMBFC ESOP is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the UMBFC ESOP is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, par value $1.00 per share (the "Common Stock").

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CUSIP NO. 902 788 108     SCHEDULE 13G     Page 6 of 13 Pages

Item 2(e)  CUSIP Number:  902 788 108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ] Broker or Dealer under Section 15 of the Act

          (b)  [X] Bank as defined in section 3(a)(6) of the Act (UMB)

          (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (UMBFC
               ESOP)

          (g)  [X]  Parent   Holding   Company,   in  accordance   with  Section
               240.13d-1(b)(ii)(G) (Note: See Item 7) (UMBFC)

          (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

         The UMBFC ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the UMBFC ESOP, UMB may have certain dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this statement solely as a result of such stock ownership.

CUSIP NO. 902 788 108     SCHEDULE 13G     Page 7 of 13 Pages

Item 4.  Ownership.

         The UMBFC ESOP may be deemed to beneficially own certain shares of the Issuer's Common Stock held by the UMBFC ESOP. The UMBFC ESOP participants exercise voting powers over the shares of the Issuer's Common Stock held in the UMBFC ESOP allocated to their accounts as they have the right to direct the voting of such shares. To the extent that participants in the UMBFC ESOP do not give voting instructions to UMB, as trustee of the UMBFC ESOP, the shares of Issuer's Common Stock held by the UMBFC ESOP are voted in the discretion of the UMBFC ESOP Administrative Committee. The shares of Issuer's Common Stock held by the UMBFC ESOP are disposed of in the discretion of the UMBFC ESOP Administrative Committee, but if the Administrative Committee does not give directions to UMB with respect to a required disposition decision, UMB, as trustee, is to make the disposition decision. Therefore, the UMBFC ESOP may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

          (a) Amount Beneficially Owned: 1,886,532. Beneficial ownership is disclaimed as to all of these shares of the Issuer's Common
               Stock.   Such   stock  is  held  on  behalf  of  the  UMBFC  ESOP
               participants.

          (b)  Percent of Class: 8.71%

          (c)  Number of shares as to which the UMBFC ESOP has:

               (i)  sole power to vote or to direct the vote: -0-

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv) shared dispositive power: 1,886,532. Beneficial ownership is disclaimed as to all of these shares of Issuer's Common Stock. Such shares are held on behalf of the UMBFC ESOP participants.

CUSIP NO. 902 788 108     SCHEDULE 13G     Page 8 of 13 Pages

         UMB may be deemed to beneficially own certain shares of Issuer's Common Stock including the shares held by the UMBFC ESOP, of which UMB is trustee, and shares of Common Stock held in other capacities. As trustee of the UMBFC ESOP, UMB may be deemed to have shared dispositive power over the UMBFC ESOP shares of Common Stock, although UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain shares of Common Stock and/or either sole or shared dispositive power over certain shares of Common Stock. UMB disclaims beneficial ownership over any and all shares of Common Stock held in other capacities as well as shares held by UMB in custodial accounts over which UMB has no voting or dispositive powers.

         Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

          (a) Amount Beneficially Owned: 3,085,308. Beneficial ownership is disclaimed as to all of these shares. Such amount excludes 3,848,411 shares of Issuer Common Stock held by UMB in agency accounts and may be voted or disposed of only upon instructions from the beneficial owners or are held in trusts and estates and may be voted or disposed of only upon the instructions of persons having voting control.

          (b)  Percent of Class: 14.24%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 347,215. These shares of Issuer Common Stock are held in trusts and estates for which UMB is sole fiduciary; however, UMB has elected not to vote such shares and disclaims beneficial ownership of them.

               (ii) shared power to vote or to direct the vote:  851,561.  These shares may be voted only in conjunction with co-fiduciaries. Beneficial ownership is disclaimed as to all of these shares.

CUSIP NO. 902 788 108     SCHEDULE 13G     Page 9 of 13 Pages

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    347,215. These shares of Issuer Common Stock are held in trusts and estates for which UMB is sole fiduciary; however, UMB has elected not to vote such shares and disclaims beneficial ownership of them.

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    2,738,093. UMB disclaims beneficial ownership of these shares.

         UMBFC does not have the power to vote any of the Common Stock it holds in treasury and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock.

Item 5  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

         Although the UMBFC ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the UMBFC ESOP, such participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and may elect to receive cash from proceeds their UMBFC ESOP accounts upon distribution thereof in accordance with the terms of the UMBFC ESOP.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

CUSIP NO. 902 788 108    SCHEDULE 13G    Page 10 of 13 Pages

Item 8 Identification and Classification of Members of the Group.

         Not Applicable.

Item 9  Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         See below.

CUSIP NO. 902 788 108    SCHEDULE 13G    Page 11 of 13 Pages

                                      Signature

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UMB Bank, n.a.

Dated:  February 14, 2000           By /s/ David Miller
                                      -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 14, 2000           By /s/ David Miller
                                      -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation Inc.
                                            Employee Stock Ownership Plan
                                            and Trust

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 14, 2000           By /s/ David Miller
                                      -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

CUSIP NO. 902 788 108    SCHEDULE 13G    Page 12 of 13 Pages

                                    EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

CUSIP NO. 902 788 108    SCHEDULE 13G    Page 13 of 13 Pages

                                      EXHIBIT A

                               JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $1.00 per share, of UMB Financial Corporation, a Missouri corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 16th day of February, 1999.

                                            UMB Bank, n.a.

Dated:  February 14, 2000              By /s/ David D. Miller
                                         -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 14, 2000              By /s/ David D. Miller
                                         -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation Inc.
                                            Employee Stock Ownership Plan
                                            and Trust

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 14, 2000              By /s/ David D. Miller
                                         -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary